SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aris Water Solutions, Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

04041L106

(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04041L106
(1)	Names of Reporting Persons
YORKTOWN ENERGY PARTNERS XI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization		Delaware
	Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	10,304,608(1)
		(6)	Shared Voting Power	0
		(7)	Sole Dispositive Power	10,304,608(1)
		(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person			10,304,608 of Class A common stock (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐
(11)	Percent of Class Represented by Amount in Row (9)			33.67% (2)
(12)	Type of Reporting Person (See Instructions)			PN

(1) Beneficial ownership of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Aris Water Solutions, Inc. (the “Issuer”) referred to herein is being reported hereunder solely because the reporting person directly owns 10,304,608 shares of Class B common stock of the Issuer (“Class B Common Stock”) and 10,304,608 membership interests (“Solaris LLC Units”) in Solaris Midstream Holdings, LLC (“Solaris LLC”), which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of Solaris LLC (the “Solaris LLC Agreement”). Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 20,297,500 shares of Class A Common Stock of the Issuer issued and outstanding as of November 1, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission (the “SEC”) plus 10,304,608 shares of Class A Common Stock issuable upon the exchange of shares of Class B Common Stock together with Solaris LLC Units as described above.

CUSIP No. 04041L106
(1)	Names of Reporting Persons
YORKTOWN XI COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization		Delaware
	Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	10,304,608 (1)(2)
		(6)	Shared Voting Power	0
		(7)	Sole Dispositive Power	10,304,608 (1)(2)
		(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person			10,304,608 of Class A common stock (1)(2)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐
(11)	Percent of Class Represented by Amount in Row (9)			33.67% (3)
(12)	Type of Reporting Person (See Instructions)			PN

(1) Beneficial ownership of the Class A Common Stock of the Issuer referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own 10,304,608 shares of Class B Common Stock and 10,304,608 Solaris LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Solaris LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) These securities are directly held by Yorktown Energy Partners XI, L.P., a Delaware limited partnership (“Yorktown XI”). Yorktown XI Company LP, a Delaware limited partnership (“Yorktown XI Company”), is the sole general partner of Yorktown XI. As a result, Yorktown XI Company may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company disclaims beneficial ownership of the securities owned by Yorktown XI in excess of its pecuniary interests therein.

(3) Based on 20,297,500 shares of Class A Common Stock of the Issuer issued and outstanding as of November 1, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC plus 10,304,608 shares of Class A Common Stock issuable upon the exchange of shares of Class B Common Stock together with Solaris LLC Units as described above.

CUSIP No. 04041L106
(1)	Names of Reporting Persons
YORKTOWN XI ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization		Delaware
	Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	10,304,608 (1)(2)
		(6)	Shared Voting Power	0
		(7)	Sole Dispositive Power	10,304,608 (1)(2)
		(8)	Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person			10,304,608 of Class A common stock (1)(2)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☐
(11)	Percent of Class Represented by Amount in Row (9)			33.67% (3)
(12)	Type of Reporting Person (See Instructions)			OO

(1) Beneficial ownership of the Class A Common Stock of the Issuer referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own 10,304,608 shares of Class B Common Stock and 10,304,608 Solaris LLC Units, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Solaris LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) These securities are directly held by Yorktown XI. Yorktown XI Company is the sole general partner of Yorktown XI and Yorktown XI Associates LLC, a Delaware limited liability company (“Yorktown XI Associates”), is the sole general partner of Yorktown XI Company. As a result, Yorktown XI Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company and Yorktown XI Associates disclaim beneficial ownership of the securities owned by Yorktown XI in excess of their respective pecuniary interests therein.

(3) Based on 20,297,500 shares of Class A Common Stock of the Issuer issued and outstanding as of November 1, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC plus 10,304,608 shares of Class A Common Stock issuable upon the exchange of shares of Class B Common Stock together with Solaris LLC Units as described above.

Item 1(a). Name of Issuer: Aris Water Solutions, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: 9811 Katy Freeway, Suite 700, Houston, Texas 77024.

Item 2(a). Name of Person Filing: This statement is jointly filed by Yorktown Energy Partners XI, L.P., a Delaware limited partnership (“Yorktown XI”), Yorktown XI Company LP, a Delaware limited partnership and the general partner of Yorktown XI (“Yorktown XI Company”), and Yorktown XI Associates LLC, a Delaware limited liability company and the general partner of Yorktown XI Company (“Yorktown XI Associates”, and collectively, with Yorktown XI and Yorktown XI Company, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of Yorktown XI, Yorktown XI Company and Yorktown XI Associates is 410 Park Avenue, 20th Floor, New York, New York 10022.

Item 2(c). Citizenship: Each of Yorktown XI, Yorktown XI Company and Yorktown XI Associates is organized under the laws of the state of Delaware.

Item 2(d). Title of Class of Securities: Class A common stock of the Issuer.

Item 2(e). CUSIP Number: 04041L106

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐       Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐       Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐       An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐       An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐       A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐       A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐        A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐         A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐       Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Yorktown Energy Partners XI, L.P.

By:  Yorktown XI Company LP,

Its general partner

By:  Yorktown XI Associates LLC,

Its general partner

By: /s/ Robert A. Signorino

Name:     Robert A. Signorino

Title:       Manager

Yorktown XI Company LP

By:  Yorktown XI Associates LLC,

Its general partner

By: /s/ Robert A. Signorino

Name:     Robert A. Signorino

Title:       Manager

Yorktown XI Associates LLC

By: /s/ Robert A. Signorino

Name:     Robert A. Signorino

Title:       Manager

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated February 14, 2022.